                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     4   )*
                                          -------
                             Grubb & Ellis Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   400095204
--------------------------------------------------------------------------------
                               (CUSIP Number)

            Gary Trabka, The Prudential Insurance Company of America
                     Four Gateway Center, Newark, NJ  07102
                               (201) 802-7500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               October 22, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 400095204                                           Page 2 of   Pages
________________________________________________________________________________

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                 IRS Identification No.  22-1211670
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /x/
________________________________________________________________________________
3.       SEC USE ONLY

________________________________________________________________________________
4.       SOURCE OF FUNDS*

         OO
________________________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
________________________________________________________________________________
                       7.     SOLE VOTING POWER

 NUMBER OF                    749,996
  SHARES
BENEFICIALLY           _________________________________________________________
  OWNED BY             8.     SHARED VOTING POWER
    EACH
   PERSON                        -0-
    WITH               _________________________________________________________
                       9.      SOLE DISPOSITIVE POWER

                               749,996

                       _________________________________________________________
                       10.     SHARED DISPOSITIVE POWER

                                 -0-
________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       749,996
________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
                       8.1%
________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY  AMOUNT IN ROW (11)


________________________________________________________________________________
14.      TYPE OF REPORTING PERSON*

                       IC
________________________________________________________________________________
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                          This Amendment No. 4 (the "Amendment") to Schedule
13D is being filed on behalf of the undersigned to amend the Schedule 13D dated November 11, 1992 (as such Schedule has been amended and/or restated from time to time, the "Schedule 13D"), relating to the common stock, par value, $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 4.          PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Items 4 and 6 to the Schedule 13D are hereby amended, by inserting the following:

         On October 22, 1996 Prudential sold to Warburg, Pincus Investors, L.P. ("Warburg"), pursuant to a Sale and Assignment Agreement, dated as of October 21, 1996 (the "Sale Agreement"), the following securities of the Company which were owned by Prudential (the "Sold Securities"): (i) the $5,000,000 Principal Amount Amended and Restated 9.90% Revolving Credit Note due November 1, 1999;
(ii) the $6,500,000 Amended and Restated 9.90% Senior Note due November 1, 1998; (iii) the $3,500,000 Amended and Restated 9.90% Senior Note due November 1, 1998; (iv) the $10,900,834.33 Principal Amount Amended and Restated 11.65% Subordinated Payment-in-Kind Note due November 1, 2001; (v) the $723,517.03 Principal Amount 11.65% Subordinated Payment-in-Kind Note due November 1, 2001,
(vi) the $1,520,058.79 Principal Amount 11.65% Subordinate Payment-in-Kind Note due November 1, 2001; (vii) 130,323 shares of Junior Convertible Preferred Stock and (viii) the Current Warrants, currently exercisable to purchase 350,000 shares of Common Stock. Prudential received aggregate cash consideration from Warburg for the Sold Securities of $23,318,034.72. The Sales Agreement is Exhibit 1 to this Amendment, and its terms are incorporated herein by reference in their entirety, and the descriptions contained herein are qualified thereby.

         Pursuant to the terms of the Sale Agreement, Prudential agreed that, in the event that Warburg exercises its right to convert all of its holdings of the Company's preferred stock to shares of Common Stock, Prudential (or any subsequent holder of Junior Convertible Preferred Stock held by Prudential immediately following consummation of the transactions contemplated by the Sales Agreement) will, upon notice that Warburg has effected such conversion, exercise its right to convert the shares of Junior





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Convertible Preferred Stock held by it into shares of Common Stock in accordance with the terms of the Company's Certificate of Incorporation.

         Furthermore, in connection with the transactions pursuant to the Sales Agreement, Prudential, Warburg, the Company and Joe F. Hanauer, entered into an agreement (the "Termination Agreement") terminating and releasing all of Prudential's rights and obligations under the Stockholders Agreement. The Termination Agreement is Exhibit 2 to this Amendment, and its terms are incorporated herein by reference in their entirety, and the descriptions contained herein are qualified thereby.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 (a) As of the date hereof, Prudential directly beneficially owns 749,996 shares of Common Stock through its direct ownership of (i) 397,549 shares of Common Stock issued upon exercise of the Old Warrant and (ii) 19,767 shares of Junior Convertible Preferred Stock which are convertible into an aggregate of 352,447 shares of Common Stock. Such shares of Junior Convertible Preferred Stock when combined with the shares of Common Stock currently held by Prudential represents approximately 8.1% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below. As of the date hereof and based upon the knowledge of Prudential and without independent verification, none of the other Enumerated Persons beneficially owns any shares of the Common Stock.

                 The percentages used in this paragraph 5(a) are calculated based upon the 8,916,415 shares of Common Stock issued and outstanding at August 15, 1996. Such information is based upon the number of shares of Common Stock reported as outstanding at such date in Amendment No. 1 to the Company's Form 10-K, dated October 8, 1996.

                 (b) As of the date hereof, Prudential has full power to vote all shares of Common Stock and Junior Convertible Preferred Stock (which votes on an as-converted basis) held by it. Prudential has full power to dispose of any shares of the Common Stock and Junior Convertible Preferred Stock held by it, subject to its agreement to convert all such shares into Common in the event that Warburg exercises its right to convert all of its holdings of the Company's preferred stock to shares of Common Stock. As of the date hereof, none of the Enumerated Persons (other than Prudential) has the power to vote or dispose of any shares of Common Stock or Junior Convertible Preferred Stock.





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                 (c)  Except for the transactions pursuant to the Sale
Agreement which are described in this Amendment, none of the Enumerated Parties has effected any transactions in the Common Stock during the preceding 60 days.

                 (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

                 (e)  Not applicable.


ITEM 7.          MATERIAL FILED AS EXHIBITS.

         1. Sale and Assignment Agreement between Warburg, Pincus, L.P. and The Prudential Insurance Company of America dated October 21, 1996 (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 5, 1996).

         2.  Third Amendment to Stockholders' Agreement by and among Grubb
& Ellis Company, Warburg, Pincus Investors, L.P., Joe F. Hanauer, and The Prudential Insurance Company of America, dated as of October 22, 19996 (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K dated November 5, 1996).





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                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      November 6, 1996
                                            --------------------------------
                                                            (Date)

                                            THE PRUDENTIAL INSURANCE COMPANY
                                                        OF AMERICA



                                                  /s/ Paul L. Meiring
                                            --------------------------------
                                                       (Signature)

                                                     Paul L. Meiring
                                                     Vice President
                                            --------------------------------
                                                     (Name and Title)




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                                 EXHIBIT INDEX
Exhibit
 Number                   Description

   1 Sale and Assignment Agreement between Warburg, Pincus, L.P. and The Prudential Insurance Company of America dated October 21, 1996 (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 5, 1996)

   2 Third Amendment to Stockholders' Agreement by and among Grubb & Ellis Company, Warburg, Pincus Investors, L.P., Joe F. Hanauer, and The Prudential Insurance Company of America, dated as of October 22, 19996 (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K dated November 5, 1996)





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